

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2024

Gerald Bruce
Chief Executive Officer
Virpax Pharmaceuticals, Inc.
1055 Westlakes Drive, Suite 300
Berwyn, PA 19312

>   **Re: Virpax Pharmaceuticals, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed April 18, 2024**
>   **File No. 333-278796**

Dear Gerald Bruce:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Daniel Crawford at 202-551-7767 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Melissa Palat Murawsky, Esq.